April 21, 2023

United States Securities and Exchange Commission

Attn: Mr. John Coleman, Mining Engineer

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC  20549-7010

VIA EDGAR

 Re: Energy Fuels Inc.

 Form 10-K for Fiscal Year Ended December 31, 2021

 Filed March 15, 2022

 File No. 001-36204

Dear Sir:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the March 24, 2023, letter regarding the above-referenced Form 10-K for Fiscal Year Ended December 31, 2021 (the "2021 Form 10-K") of Energy Fuels Inc. (the "Company") filed on March 15, 2022.

Page numbers in the text of the Company's responses correspond to page numbers in the 2021 Form 10-K. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the 2021 Form 10-K.

In the Company's response below, references are also made to:

  the report titled "Technical Report on the Nichols Ranch Project, Johnson and Campbell Counties, Wyoming, USA" dated February 22, 2022 and effective December 31, 2021, as amended February 8, 2023, and prepared by Grant A. Malensek, M.Eng., P. Eng., Mark B. Mathisen, C.P.G., Jeremy Scott Collyard, PMP, MMSA QP, each a Qualified Person employed by SLR, Jeffrey L. Woods, MMSA QP, a Qualified Person employed by Woods Process Services, and Phillip E. Brown, C.P.G., R.P.G., a Qualified Person employed by Consultants In Hydrogeology (the "Nichols Ranch Technical Report Summary"). The Nichols Ranch Technical Report Summary was prepared in accordance with U.S. regulation S-K 1300 ("S-K 1300") and also constitutes a Preliminary Economic Assessment ("PEA") pursuant to Canadian National Instrument 43-101 ("NI 43-101"); and
  the report titled "Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA" dated December 31, 2021, prepared by Douglas Beahm, PE, PG, a Qualified Person employed by BRS Inc., as well as Travis Boam, PG, a non-independent Qualified Person employed with the Company (the "Alta Mesa Technical Report Summary"). The Alta Mesa Technical Report Summary was prepared in accordance with S-K 1300 and also constitutes a PEA pursuant to NI 43-101.

Form 10-K for the Fiscal Year ended December 31, 2021

Exhibits and Financial Schedules, page 189

Staff Comment No. 1

We note your response to prior comment 2 regarding the cut-off grade used for the Nichols Ranch property, and the pricing, recovery, and operating cost numbers that are disclosed on page 14-15 of the revised technical report summary.

Please provide us with the equation that was used to calculate the cut-off grade for the Nichols Ranch project based on the information referenced above, to clarify and demonstrate how the minimum geologic cut-off grade of 0.02% was determined.

Also provide us with the equation that was used to calculate the cut-off grade for the Alta Mesa project based on information in the corresponding technical report summary, to show how the minimum geologic cut-off grade of 0.02% was determined.

Please identify all elements of each equation, reconciled as necessary to the corresponding details in the associated reports, identifying the specific locations within the reports where such details are disclosed, and including clear explanations of rationale for any adjustments or modifications to the inputs or within the equations.

Identify and describe any differences in the assumptions utilized or the approach taken in determining the cut-off grades for each project.

Company's Response:

Uranium in-situ recovery ("ISR") operations, like Nichols Ranch and Alta Mesa1, operate differently from traditional open pit or underground mines. In an ISR operation, no physical rock is moved and therefore it is meaningless to determine an economic cut-off grade, which in other mining operations is easily calculated using a standard equation. While various companies might have their own proprietary methods, there is no standard equation for calculating a cut-off grade for ISR operations.

For ISR operations, what is used in place of a cut-off grade is a Grade x Thickness ("GT") cut-off. To determine the extent of the resources at a project, it is necessary to first establish a minimum GT cut-off that defines the mineral resource. Because ISR operations are mined by fluid flow, the miner cannot discreetly mine zones, like one would do in a conventional operation. Fluids flow through a formation and dissolve uranium wherever it is encountered, so the target is the mineralized zone, which defines the zone that contains the mineral resources. The mineral resource is the portion of the mineralized zone that has a reasonable prospect for eventual economic extraction under a reasonable set of uranium price and mining operation and cost expectations.

For uranium ISR operations the GT cut-off is defined by uranium grade (% U3O8) multiplied by a thickness (ft):

GT = Grade (% U3O8) x Thickness (ft)

1 The Company sold Alta Mesa to enCore Energy Corp. on February 14, 2023 and is therefore no longer associated with the mineral resource on that property. However, for completeness and as requested by the SEC, we are also addressing the GT cut-off calculations for the Alta Mesa project in this letter.

The following steps are used to determine the minimum GT cut-off for a project (the "GT Cut-off"), which is then used to determine the mineral resource associated with the project. As discussed in more detail below, the process of determining the GT Cut-off and the grade and thickness to be used in that determination can be iterative.

1. Determine the Grade to be used in the GT Cut-off

The grade to be used in calculating the GT Cut-off is generally initially chosen as the minimum geologic grade associated with the project to define the extent of the resources. The minimum geologic grade is the lowest grade that can meaningfully distinguish the mineralized zone from the non-mineralized zone.

The minimum geologic grade associated with a project can be determined in one of three ways:

(a) Through knowledge of the established minimum geologic grade for other sites with similar geologic characteristics, often in the same geologic basin or in similar geologic basins elsewhere. This can be a starting point, which is typically further refined by 1(b) or (c) below, or it can be definitive, depending on the established knowledge of the basin in which the project is located;

(b) Through extensive drilling and analysis of drill logs for the project by an experienced geologist; or

(c) Through statistical modeling of the drilled uranium grades.

This choice of grade can be iterative because if the initial choice does not result in a GT Cut-off that results in a mineral resource that has a reasonable prospect for eventual economic extraction, then a different grade may be chosen that meets those criteria. However, given the established ways in which the initial grade choice is determined, as discussed above, and the experience of the industry in making GT Cut-off determinations, the initial choice of grade is often maintained as the final choice of grade in the GT Cut-off calculation.

As stated in our January 23, 2023 response letter, and as summarized on page 14-16 of the Nichols Ranch Technical Report Summary, the minimum geologic grade for the Nichols Ranch project has been determined to be 0.02% U3O8 as defined by geologists with extensive working knowledge of the basin where the project is located and verified by years of actual production experience at Nichols Ranch. This means that everything greater than the grade of 0.02% U3O8 is considered to be in the mineralized zone at the site.

For the Alta Mesa Project, as summarized on page 55 of the Alta Mesa Technical Report Summary, the minimum geologic grade has been determined to be 0.02% U3O8 as also defined by geologists with extensive working knowledge of the basin where the project is located and verified by years of actual production experience at Alta Mesa. This means that everything greater than the grade of 0.02% U3O8 is considered to be in the mineralized zone at the site.

2. Determine the Thickness to be used in the GT Cut-off

The thickness to be used in calculating the GT Cut-off is generally initially chosen as the minimum screened thickness required to get the mining fluids into the formation at the site, assuming a specific average minimum geologic grade (e.g., 10 feet at an average grade of 0.02% U3O8 or 5 feet at an average grade of 0.04% U3O8, etc.

The minimum screened thickness for a project can be determined in one of three ways:

(a) Through knowledge of the established minimum thickness for other sites with similar geologic characteristics, often in the same geologic basin or in similar geologic basins elsewhere. This can be a starting point, which is typically further refined by 2(b) or (c) below, or it can be definitive, depending on the established knowledge of the basin in which the project is located;

(b) Through a pilot test at the site, which usually involves an iterative process starting with an estimate under 2(a) and then potentially fine-tuning or confirming that estimate based on simulating ISR mining conditions at the site; or

(c) Through actual production experience at the site, which takes 2(b) a step further with full-scale production experience at the site.

This choice of minimum screened thickness can be iterative because if the initial choice does not result in a GT Cut-off that results in a mineral resource that has a reasonable prospect for eventual economic extraction, then a different minimum screened thickness will be chosen that meets those criteria. However, given the established ways of determining the initial minimum screened thickness choice, as discussed above, and the experience of the industry in making GT Cut-off determinations, the initial choice of minimum screened thickness is typically maintained as the final choice of thickness in the GT Cut-off calculation.

At Nichols Ranch, it has been shown through production that in order to get the mining fluids into the formation a minimum well screen interval of 10 ft is required at a 0.02% U3O8 grade. At Alta Mesa, it has been shown through production that in order to get the mining fluids into the formation a minimum well screen interval of 15 ft is required at a 0.02% U3O8 grade. While the minimum production thicknesses are not explicitly stated in the report they can be easily calculated using the Cut-off GT and the minimum geologic grade provided (e.g. for Nichols Ranch 0.2 GT/0.02% U3O8 = 10 ft. and for Alta Mesa 0.3 GT/0.02% U3O8 = 15 ft.). The minimum thickness at Alta Mesa is different from that at Nichols Ranch due to geologic and hydrogeologic properties of the formation (i.e. porosity and permeability and geology) and mineralized thicknesses.

3. Determine the GT Cut-off

Based on these inputs for grade and thickness the initial GT Cut-off for each of Nichols Ranch and Alta Mesa are:

  Nichols Ranch GT Cut-off = grade (% U3O8) x thickness (ft) = 0.02% U3O8 x 10 ft = 0.2 GT; and
  Alta Mesa GT Cut-off = grade (% U3O8) x thickness (ft) = 0.02% U3O8 x 15ft = 0.3 GT.

4. Determine the Initial Mineral Resource Estimate (in Pounds) based on the Initial GT Cut-off determined in Step 3.

The GT Cut-offs determined in Steps 1-3 will define the initial mineral resource estimate for each project, subject to economic verification in the following steps. Any drill hole or portion thereof that has a GT > the GT Cut-off for the project will be included in the mineral resource estimate for the project. GT contour modeling will be applied to each such drill hole or portion thereof to determine the lateral extent, depth and volume of the mineral resource. The pounds of uranium contained in the mineral resource will be determined by multiplying the average grade for the project, as determined from exploration or development drilling results, by the total volume of the mineral resource, so determined.

5. Determine the Metallurgical Recovery Factor for the Mineral Resources

Not all pounds of uranium under pattern will be recoverable. It is therefore necessary to determine the metallurgical recovery factor for the "under-pattern" portion of the mineral resource2.

This can be done in one of three ways:

a. Through knowledge of the established recovery rates for other sites with similar geologic characteristics, often in the same geologic basin or in similar geologic basins elsewhere. This can be a starting point, which is typically further refined by 5(b) or (c) below, or it can be definitive, depending on the established knowledge of the basin in which the project is located;

b. Through a pilot test at the site, which usually involves an iterative process starting with an estimate under 5(a) and then potentially fine-tuning or confirming that estimate based on simulating ISR mining conditions at the site; or

c. Through actual production experience at the site, which takes 5(b) a step further with full-scale production experience at the site.

Based on actual production experience over many years at this project, 71% of the “under-pattern” mineral resource is recovered at Nichols Ranch., as discussed on pages 1-7 and 22-1 of the Nichols Ranch Technical Report Summary. The weighted average recovery of wellfields from the pre-Mining Mineral Resource was calculated at 81% at Alta Mesa as discussed on page 48 of the Alta Mesa Technical Report Summary

6. Determine the Number of Recoverable Pounds of Uranium in the Mineral Resource.

The number of recoverable pounds of uranium in the mineral resource is then determined by multiplying the number of pounds of uranium in the mineral resource by the % of pounds of uranium under pattern, by the metallurgical recovery factor for the project. Costs of recovery are generally tied to the costs of operating each well pattern (set of injection and recovery wells), so the number of recoverable pounds of uranium per pattern will affect the cost of production per pound of uranium.

2 For determination of mineral reserves and/or economic analysis, a further adjustment would be required, although this adjustment is not required  to determine a GT Cut-off. This adjustment is required because not all the mineral resource will be capable of being mined by ISR methods. Specifically, some GT contours will not have the dimensions suitable for ISR mining. It is therefore necessary to map production patterns over the mineral resource to determine the portion of the mineral resource suitable for ISR mining. This mapping will be site-specific and will be determined by an experienced geologist. In existing operations like Nichols Ranch and Alta Mesa, each well pattern (spacing of injection and recovery wells) is very well understood, so once the area is drilled and the resource is modeled using the GT contour method, well fields (a set of injection and recovery wells) can be laid out over the mineral resource area. This defines the “under-pattern” portion of the mineral resource, or the portion that is physically capable of being mined by ISR methods. The “under-pattern” portion of the mineral resource would be stated in pounds of uranium.

It should be noted that the “under-pattern” portion of the mineral resource is typically expected to vary as the GT Cut-off changes. For example, if the GT Cut-off is increased, some of the mineral resource would be lost, and the dimensions of the remaining mineral resource would expect to change. This would generally be expected to result in a change in the number and placement of well patterns. In those circumstances, it would generally be expected for the number of well patterns to decrease, but the number of pounds under each pattern to increase (due to the increased GT Cut-off), which could result in the portion of the mineral resource “under-pattern” to either increase of decrease.

Since the Nichols Ranch Technical Report Summary is an Initial Assessment with a cash flow, the recoverable resource must be taken into account, which includes both the “under-pattern” resource and the metallurgical recovery.  For Nichols Ranch, it is assumed that approximately 85% of the Indicated and Inferred Mineral Resources will be placed “under-pattern”, as discussed on pages 1-7 and 22-1 of the Nichols Ranch Technical Report Summary.

Alta Mesa is also an Initial Assessment, but does not disclose a cash flow. The Indicated and Inferred Mineral Resources are listed as 100% of the estimated Mineral Resource at a 0.3 GT.  To disclose a cash flow in an Initial Assessment or to disclose Mineral Reserves in a Preliminary Feasibility Study, additional work would need to be completed to determine the percentage of the Mineral Resource that can be placed “under-pattern” at Alta Mesa.

7. Determine a Value per Pound for the Recovered Uranium:

A mineral resource must have a reasonable prospect for eventual economic extraction under a reasonable set of uranium price and mining cost assumptions. As the resource does not need to be economically extractable at current commodity prices, it is common practice to use a reasonably expected future price for resource calculations, as supported by published price forecasts, to support a finding that there is a reasonable prospect for eventual economic extraction.

The price used for estimating mineral resources in the Nichols Ranch and Alta Mesa projects, as discussed on page 14-16 of the Nichols Ranch Technical Report Summary and page 55 of the Alta Mesa Technical Report Summary, is $65.00. These prices are the value per pound of uranium used for the GT Cut-off calculation.

8. Determine the Cost per Recovered Pound of Uranium

In order to determine whether a mineral resource has a reasonable prospect for eventual economic extraction under a reasonable set of uranium price and mining cost assumptions, we need to calculate the operating cost per pound of recovered uranium for comparison to the metal price.

The operating cost per pound can be determined in a number of ways:

a. Through knowledge of the operating cost per pound for other sites with similar geologic characteristics, often in the same geologic basin or in similar geologic basins elsewhere. This can be a starting point, which is typically further refined by 8(b) or (c) below, or it can be definitive, depending on the established knowledge of the basin in which the project is located;

b. Through a pilot test at the site, which usually involves an iterative process starting with an estimate under 8(a) and then potentially fine-tuning or confirming that estimate based on simulating ISR mining conditions at the site; or

c. Through actual production experience at the site, which takes 8(b) a step further with full-scale production experience at the site.

The operating cost per pound will depend on the well patterns mapped over the mineral resource, and the expected average number of recoverable pounds of uranium per pattern.3 As the GT Cut-off increases, the number of recoverable pounds per pattern would typically increase, and the cost per pound would be expected to decrease, although the overall cost per pattern could increase or decrease, which could also impact the cost per recovered pound of uranium.

Based on a GT Cut-off of 0.2, for Nichols Ranch, the operational costs provided on page 14-15 of the Nichols Ranch Technical Report Summary, state that the total operating costs are $19.28/lb. This amount would be expected to change as the GT Cut-off and the resultant number and details of the patterns change.

Similarly, based on a GT Cut Off of 0.3, for Alta Mesa, the operational costs provided on page 55 of the Alta Mesa Technical Report Summary, state that the total operating costs are $27-30/lb. Again, this amount would be expected to change as the GT Cut-off and the resultant number and details of the patterns change. The operational costs per pound of uranium at Alta Mesa are different from those at Nichols Ranch because of the amount of wells needed per pattern to mine the two different deposits, the depths of the deposits and the geologic and hydrogeologic properties of the formations.

3 Because the Nichols Ranch Technical Report Summary is an Initial Assessment with a cash flow, the analysis assumes that 85% of the mineral resource is "under pattern." The Alta Mesa Technical Report Summary is an Initial Assessment without a cash flow, so 100% of the mineral resource is considered "under pattern."

9. Compare the Cost per Recovered Pound of Uranium to the Value per Pound of Uranium

In order to determine whether a mineral resource has a reasonable prospect for eventual economic extraction under a reasonable set of uranium price and mining cost assumptions, we must compare the cost per recovered pound to the expected future value per pound of uranium. If the cost per pound of uranium exceeds the expected future value per pound of uranium, then the mineral resource does not have a reasonable prospect for eventual economic extraction, in which case the mineral resource needs to be recalculated under a higher GT Cut-off. If the cost per pound of uranium is less than or equal to the expected future value per pound of uranium, then the mineral resource does have a reasonable prospect for eventual economic extraction, in which case the mineral resource estimate stands and there is no need for recalculation.

a. If the Cost per Recovered Pound of Uranium is less than or Equal to the Value per Pound of Uranium Then the Calculated GT Cut-off stands as the GT Cut-off for the Project

In the case of Nichols Ranch, the operating cost of production per pound of uranium of $19.28 is less than the value of the recovered pounds of $65.00, so a 0.2 GT is economic and is considered to be the GT Cut-off for the project. If the GT Cut-off is economic, as is the case here, there is typically no point in evaluating a lower GT Cut-off to increase the number of recoverable pounds because the GT Cut-off was set at the lowest expected mineralized level of 0.02% and the thickness of 10 feet at that grade was considered to be the minimum thickness to achieve the desired flow rates.

Similarly, at Alta Mesa the cost of production per pound of $27-30 is less than the value of the recovered pounds of $65.00 per pound, so a GT of 0.3 is economic and is considered to be the GT Cut-off for the project. Again, there is no point in evaluating a lower GT Cut-off to attempt to increase the number of recoverable pounds of uranium from Alta Mesa

In the case of Nichols Ranch and Alta Mesa, there is therefore no need to further iterate the GT Cut-off calculations, which are based on industry knowledge of the respective regions and verified by actual production experience.

b. If the Cost per Recovered Pound of Uranium is Greater than the Value per Pound of Uranium, Repeat Steps 1 Through 9 Starting with a higher Grade and/or Thickness in the GT Cut-off Calculation.

If the cost per recovered pound of uranium is greater than the value per pound of uranium, which is not the case for Nichols Ranch or Alta Mesa, then the GT Cut-off is too low to be used to define the mineral resource. A higher GT Cut-off would be required. In most cases this would require the minimum thickness to be increased but could also involve an increase in the grade by itself or in addition to an increase in the thickness. An increase in the GT Cut-off would reduce the total size of the mineral resource and the number of patterns but should result in the number of pounds per pattern increasing and the cost per pound of recovered uranium decreasing. To determine what increased GT Cut-off would be required, steps 1 through 9 would be repeated on an iterative basis starting with a higher grade and/or thickness on each iteration, until such time as the cost per recovered pound of uranium is less than or equal to the value per pound of uranium determined under step 7.

As mentioned above, in the case of Nichols Ranch and Alta Mesa, the cost per recovered pound of uranium is less than the operating cost per pound of recovered uranium utilizing the GT Cut-off s of 0.2 and 0.3, respectively, as set out in their respective Technical Reports, so there is no need to iterate to a higher GT Cut-off for either of those projects.

If you should have any questions regarding the above response, please do not hesitate to contact me at (303) 389-4130 or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Energy Fuels Inc.

/s/ David Frydenlund
David Frydenlund Executive Vice President, Chief Legal Officer and Corporate Secretary

cc: James Guttman, Dorsey & Whitney LLP